UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Item
1.	English translation of notice of Annual and Extraordinary General Stockholders’ Meeting
2.	Minute No. 170 of the meeting of the Audit Committee

NORTEL INVERSORA S.A.

_____________________________________________________________________________________

Minute No. 170:

MEETING OF THE AUDIT COMMITTEE

Participating Members:                    Mr. Julio Pedro Naveyra

Mr. José Carlos Cura

Mr. Patricio Gómez Sabaini

Date of Meeting: March 16, 2017

Opinion on the proposals that the Board of Directors intends to submit to the Ordinary and Extraordinary General Stockholders’ Meeting.

Mr. President informs that the Company’s Board of Directors, pursuant to Sections 105 and 110, paragraphs a) and e) of Law No. 26,831 of Capital Markets and Section 10° of the Exchange Act of the United States of America, has requested this Committee, at the Board meeting held on March 8, 2017, to issue its opinion with respect to several proposals that the Board intends to submit to the Annual Ordinary and Extraordinary General Stockholders’ Meeting:

a) The proposal to pay to the Board of Directors acting during fiscal year 2016 (from April 29, 2016 until the date of the Stockholders’ Meeting that will consider their compensation) an aggregate compensation of AR$ 8,750,000.-, to be distributed among the members of the Board in the manner to be decided by it. Such amount represents 0.40 % of the “calculated profits” according to Section 2, Part I, Chapter III, Title II –Issuers- of the Rules of the Comisión Nacional de Valores [National Securities Commission] (“CNV”) (N.T. 2013).

Also, in connection with the above, it will be proposed that the Stockholders’ Meeting authorize the Board of Directors to make advance payments of fees to those directors who shall perform their duties during year 2017 (from the date of the stockholders meeting that will consider such advance payments until the stockholders meeting that will consider the documentation for the fiscal year 2017), in accordance with the guidelines established by the Corporations General Law and subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered.

b) The proposal to pay Price Waterhouse & Co., S.R.L. (“PWC”), for its services as External Auditors of Nortel Inversora S.A.’s financial statements for the fiscal year 2016 an amount of AR$ 471,900.- (VAT included).

c) The proposal to appoint PWC as External Auditors of the financial statements for the fiscal year ending on December 31, 2017, with Mr. Marcelo Pfaff acting as certifying accountant and Mr. Walter Zablocky as his alternate.

In addition, the Board requests the Audit Committee to assess the budget that should be submitted to the Stockholders’ Meeting’s approval, for the Audit Committees activities during fiscal year 2017.

Following the submittal of the above referred proposals to the members of the Committee for their consideration, the Committee decides to treat such proposals in the order in which they were presented.

a)	In connection with the proposal to pay an aggregate compensation of AR$ 8,750,000.- to the members of the Board of Directors who rendered their services during the fiscal year 2016, to be distributed among the members of the Board in the manner to be decided by it, this Committee concludes that the compensation proposed by the Board of Directors is “adequate” in the terms of Section 2, paragraph d), Part I, Chapter III, Title II –Issuers- of the Rules of the CNV (N.T. 2013), as compared to those paid by the Company in former fiscal years and with the compensations paid in other companies according to the information consulted by the Committee, taking into account the responsibilities, representation, technical tasks, dedication to their functions and competence of the Board members, and not resulting such compensation in a breach of any legal, regulatory or self-regulatory rule applicable to the Company. In addition, the members of the Committee unanimously consider the proposal to authorize the Board of Directors to make advance payments of fees to those directors who shall perform their duties during year 2017 reasonable, in accordance with the guidelines established by the General Companies Law and subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered.

b)	With respect to the Board of Directors’ proposal to pay PWC for their services rendered as External Auditors on Nortel Inversora S.A.’s financial statements for the fiscal year 2016 total fees for an amount of AR$ 471,900.- (VAT included), the Committee unanimously decides to approve such proposal, considering it to be reasonable, taking into account that the proposed fees are appropriate vis a vis the importance and quality of the task performed by the External Auditors, and that they are within the range of fees approved in other companies of characteristics similar to those of Nortel Inversora S.A.

c)	Following submittal to the members of the Committee of the Board’s proposal to appoint PWC as External Auditors of the company’s financial statements for fiscal year ending December 31, 2017, with Mr. Marcelo Pfaff acting as certifying accountant and Mr. Walter Zablocky as his alternate, the Audit Committee unanimously decides to give the Board of Directors an opinion in favor of the proposal to appoint PWC as external auditors for fiscal year 2017.

Budget for the Audit Committee

Thereafter, the Committee analyzes the necessary amount for its activities during fiscal year 2017. Following a brief discussion on the above and taking into account the needs and costs of training and advice estimated for this year, the Committee considers reasonable to request the Stockholders’ Meeting to approve a budget of Argentine pesos one hundred fifty thousand (AR$ 150,000.-) for fiscal year 2017.

__________________ Julio Pedro Naveyra President	__________________ José Carlos Cura	__________________ Patricio Gómez Sabaini

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

Call to Annual and Extraordinary General Stockholders’ Meeting on first call, to be held on April 27th, 2017, at 3:00 pm, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of the persons in charge of approving and signing the Minutes.
2)	Consideration of the documents prescribed by Section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Listing Rules of the Stock Market, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for the Fiscal Year 2016.
3)	Ratification of advanced dividends distribution (AR$ 540 million), approved on October 24th, 2016, in accordance with Section 224, second paragraph, Corporations General Law.
4)	Consideration of the non-appropriated profit amount as of December 31, 2016 of AR$ 1,652 million. The Board of Directors’ proposal consists of assigning AR$ 1,652 million to “Voluntary Reserve for the Future Distribution of Dividends".
5)	Consideration of the performance of the Board of Directors and the Supervisory Committee since April 29, 2016 until the date of this Stockholders’ Meeting.
6)	Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2016, from April 29, 2016 until de date of this Stockholders’ Meeting.
7)	Authorization to the Board of Directors to make advance payments of fees to those directors who shall perform their duties during Fiscal Year 2017 (from April 27th, 2017 until the date of the annual stockholders’ meeting during which financial documents for Fiscal Year 2017 will be considered), subject to further consideration at such stockholders’ meeting.
8)	Consideration of the fees payable to the Supervisory Committee for their performance during the Fiscal Year 2016, from April 29, 2016 until the date of this Stockholders Meeting.
9)	Authorization to make advance payments of fees to those Supervisory Committee members who shall perform their duties during the Fiscal Year 2017 (from April 27, 2017 until the date of the annual stockholders’ meeting during which financial documents for the Fiscal Year 2017 will be considered), subject to further consideration at such stockholders’ meeting.
10)	Determination of the number of regular and alternate members of the Board of Directors, to perform their duties from April 27, 2017 and for three years.
11)	Election of regular and alternate members of the Board of directors for the ordinary shares, who perform their duties from April 27, 2017 and for three years.
12)	Election of regular and alternate members of the Supervisory Committee for Fiscal Year 2017.
13)	Determination of the compensation to the external auditors for the financial statements corresponding to Fiscal Year 2016.
14)	Appointment of external auditors for financial statements for Fiscal Year 2017 and determination of their compensation.
15)	Consideration of the Audit Committee budget for Fiscal Year 2017.

THE BOARD

NOTE I: To attend the Stockholders’ meeting, shareholders shall notify us of their attendance no less than three business days before the stockholders’ meeting, at Av. Alicia Moreau de Justo 50, 13° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. The deadline is April 21, 2017, at 5.00 p.m. The address where the stockholders’ meeting will be held is not the Company’s headquarters.

NOTE II: If the Stockholders’ Meeting approves the creation of voluntary reserves exceeding an amount equal to the capital stock plus the legal reserve, Item 3 of the Agenda shall be considered pursuant to the rules applicable to extraordinary stockholders’ meetings (Sections 70 and 244 of Law 19,550) and shall be approved in accordance with the majority required by the last paragraph of Section 244 of such Law. The remaining items shall be considered pursuant to the rules applicable to ordinary stockholders’ meetings.

NOTE III: Upon registration to participate in the Stockholders’ Meeting and upon effective attendance, the details of each holder of record of the shares and its representative set forth in Section 22, Chapter II, Title II of the Rules of the CNV (N.T. 2013) shall be disclosed. Corporations organized abroad and trusts and similar entities shall disclose the information and submit the documentation set forth in Sections 24, 25 and 26 of Chapter II, Title II of the Rules of the CNV (N.T. 2013).

NOTE IV: Any persons attending the Stockholders’ Meeting as custodians or managers of third parties’ shares are required to comply with the requirements of Section 9, Chapter II, Title II of the Rules of the CNV (N.T. 2013), so as to be eligible to cast a dissenting vote.

NOTE V: Printed copies of the documentation to be analyzed at the Stockholders’ Meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

NOTE VI: It is hereby requested that stockholders arrive at least 15 minutes before the beginning of the Stockholders’ Meeting, for purposes of submitting their proxies and executing the Attendance Registry.

__________________________

Baruki González

Chairman of

Nortel Inversora S.A.

PROPOSALS MADE BY THE BOARD OF DIRECTORS IN CONNECTION WITH EACH OF THE ITEMS OF THE AGENDA

First Item: The Board of Directors proposes that “the Meeting appoint the shareholder having registered the highest number of shares to participate in the Meeting and the persons to be appointed by the President, to approve and sign the minutes thereof.”

Second Item: The Board of Directors proposes that “the Meeting approves all documents for Fiscal Year 2016 (Annual Report –including the Report on Level of Compliance of CNV’s Corporate Governance Code, attached thereto as Schedule I-, Supplementary Financial Information, Report pursuant to Section 12, Chapter III, Title IV of the Rules of the CNV (N.T. 2013) and by Section 62 of the Listing Rules of the Stock Market, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee and all other documents for the fiscal year, including the documents in the English language required by the Securities and Exchange Commission) in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.”

Third Item: The Board of Directors proposes that “the Meeting ratifies the distribution of anticipated dividends (AR$ 540 million) dated October 24, 2016, in accordance with Section 224, second paragraph, Corporations’ General Law.”

Fourth Item: In connection with the non-appropriated profit as of December 31, 2016 of AR$ 1,652 million, the Board proposes “to attribute such non-appropriated profit to Voluntary Reserve for the Future Distribution of Dividends. In case of approval of this proposal, Voluntary Reserve for the Future Distribution of Dividends shall reach the amount of AR$9,991 million. Stockholders Meeting could determinate the amount to desafect from the Voluntary Reserve for the Future Distribution of Dividends and the opportunity and conditions of distribution, without prejudice to the authority of the Board of Directors to provide for the payment of anticipated dividends, pursuant to Section 224, second paragraph of the Corporations’ General Law.”

Fifth Item: No proposal is made in connection with this Item. The performance of the Board of Directors and of the Supervisory Committee who have served since April 29, 2016 until the date of the Meeting is subject to consideration at the Meeting.

Sixth Item: The Board proposes that “compensation be approved for services rendered by the Board of Directors during Fiscal Year 2016, from April 29, 2016 until the date of this Stockholders’ Meeting, in an aggregate amount of AR$ 8,750,000.-, which is within the limits of the 5% provided for in Section 261 of Law 19,550 with respect to the calculated profits of the fiscal year. Such amount represents 0.40 % of the “calculated profits” according to Section 3, Chapter III, Title II –Issuers- of the Rules of the Comisión Nacional de Valores [National Securities Commission] (“CNV”) (N.T. 2013), and shall be paid to the Board’s members in the manner to be decided by the Board, against which all advance payments received by the directors during the Fiscal Year 2016 and until the date of the Meeting will be accounted.”

Seventh Item: The Board proposes that “the Meeting authorize the Board of Directors to make advances to all Board’s members serving during Fiscal Year 2017, in accordance with the guidelines established by the General Companies Law and subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered.”

Eighth Item: The Board proposes that “compensation in an aggregate amount of AR$ 1,535,000 be approved for the Supervisory Committee for services rendered during Fiscal Year 2016, authorizing the Supervisory Committee to distribute such amount in the manner to be decided by it, against which all advance payments received by the members of the Supervisory Committee during the Fiscal Year 2016 and up to the date of the Meeting will be accounted.”

Ninth Item: The Board proposes that “the Meeting authorize the Board of Directors to make advances to the members of the Supervisory Committee to be appointed for the twentieth-ninth fiscal year, in accordance with the guidelines established by the General Companies Law and subject to ratification at the annual stockholders’ meeting during which financial documents for such year will be considered.

Tenth Item: The Board proposes that “the Meeting approves to establish in seven the number of regular members of the Board of Directors and in seven the number of alternate members, to perform their duties from the date of this Stockholders Meeting and for three periods.”

Eleventh Item: The Board of Directors refrains from making a proposal. The Board of Directors reminds those shareholders proposing candidates for the Board that they must inform at the Meeting whether each candidate is “independent” or “not independent”, in accordance with the rules of the Comisión Nacional de Valores [National Securities Commission] and the New York Stock Exchange (NYSE).

Twelfth Item: The Board of Directors refrains from making a proposal on the candidates to be appointed as regular members and alternate members of the Supervisory Committee. The Board reminds those shareholders proposing candidates for the Supervisory Committee that they must inform at the Meeting whether each candidate is “independent”. It reminds them that Section 79 of Law No. 26,831 provides that: “In companies authorized to make the public offering of shares or debt securities, all members of the Supervisory Committee must be independent”.

Thirteenth Item: The Board proposes that “the Meeting approves the fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for the Fiscal Year 2016, in the amount of AR$ 471,900 (VAT included).”

Fourteenth Item: The Board of Directors proposes “the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2017. It is also proposed that the external auditors’ fees be determined by the stockholders’ meeting during which financial documents for Fiscal Year 2017 will be considered, and that the Meeting authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. If this proposal is approved, Mr. Marcelo Pfaff would serve as certifying accountant and Mr. Walter Zablocky would serve as his alternate.”

Fifteenth Item: In accordance with the assessment made by the Audit Committee, the Board proposes that “the Fiscal Year 2017 budget for the Audit Committee in an amount of AR$150,000 be approved.”

THE BOARD

___________________

Baruki González

Chairman of

Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 20, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations